Advanced Series Trust

655 Broad Street, 17th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 19, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott

Re:	Advanced Series Trust: Form N-1A
Post-Effective Amendment No. 167 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 169 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 033-24962
Investment Company Act No. 811-05186

Dear Mr. Scott:

We filed through EDGAR on April 18, 2019, on behalf of AST BlackRock Corporate Bond Portfolio, AST PIMCO Corporate Bond Portfolio, AST Prudential Corporate Bond Portfolio, AST T. Rowe Price Corporate Bond Portfolio and AST Western Asset Corporate Bond Portfolio (each, a "Portfolio" and collectively, the "Portfolios"), each a series of Advanced Series Trust (the "Trust" or "Registrant"), Post- Effective Amendment No. 167 to the Registration Statement under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 169 to the Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Amendment"). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each new series to the Trust.

This letter responds to the Staff's comments on the Amendment that you conveyed by telephone on June 3, 2019. For your convenience, a summary of the Staff's comments is included herein, and the Portfolio's responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 170 to the Registrant's registration statement to be filed under Rule 485(b) under the 1933 Act on July 19, 2019, with effectiveness designated for July 19, 2019.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Staff's comments and the Registrant's responses are set forth below.

PROSPECTUS:

1.Comment: Confirm that each Portfolio will not, consistent with its fundamental investment restrictions, invest more than 25% of the value of its assets in the securities of issuers having their principal business activities in the same industry.

Response: The Registrant confirms that each Portfolio will not invest more than 25% of the value of its assets in the securities of issuers having their principal business activities in the same industry.

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2.Comment: Each Portfolio will normally invest at least 80% of its assets (net assets plus any borrowings made for investment purposes) in bonds. Confirm that, for purposes of the 80% policy, derivative instruments are valued at market value rather than notional value.

Response: The Registrant confirms that, for purposes of the 80% policy, derivative instruments are valued at market value rather than notional value.

3.Comment: Under "Principal Investment Strategies", consider providing an example of "duration".

Response: The Registrant has modified the language to include a definition of "duration".

4.Comment: Please consider rearranging the "Principal Risks" section, so that more significant risks are located at the beginning of the section.

Response: The Registrant respectfully declines to rearrange its risk disclosures. The risks are set forth in alphabetical order, which is common practice. The Registrant will consider rearranging the Principal Risks for the Trust's annual update.

5.Comment: With respect to "Focus Risk", please include details regarding specific countries, regions or industries in which each Portfolio may concentrate its investments. In addition, please consider renaming the risk for clarity.

Response: The Portfolios will not target particular industries, countries or regions for investment. Rather, the Portfolios will target specific allocations of assets between equity securities and fixed income securities. As such, the Registrant believes that such a disclosure may be misleading and respectfully declines to revise the name or content of the disclosure.

6.Comment: With respect to "Foreign Investment Risk", consider whether "Currency Risk" should be a separate risk.

Response: The Registrant respectfully declines to modify its risk disclosure for "Foreign Investment Risk". "Currency Risk" is covered in more detail under Item 9 as a separate risk under "Foreign Investment Risk".

7.Comment: Consistent with the "High Yield" risk disclosure, include that investments that are rated below investment grade are considered "junk" bonds.

Response: The Registrant has modified the disclosure to note that investments that are rated below investment grade are considered "junk" bonds.

8.Comment: Confirm whether "Market Management Risk" should be a principal risk of the Portfolio.

Response: The Registrant maintains that Market Management Risk is relevant to the Underlying Portfolios of the Portfolio, and thus, relevant to include as a Principal Risk.

9.Comment: Modify "Regulatory Risk" so that the regulatory risks are specifically tailored to the Portfolios.

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Response: The Registrant has removed references to CFTC under "Regulatory Risk".

10.Comment: Confirm that, for purposes of the 80% policy, each Portfolio will be invested at least 80% in corporate bonds.

Response: The Registrant has modified the disclosure to clarify that each Portfolio will invest at least 80% of its assets (net assets plus any borrowings made for investment purposes) in corporate bonds.

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Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas

Kathleen DeNicholas

Vice President and Corporate Counsel

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